Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

SUBSIDIARY	JURISDICTION OF INCORPORATION
U-SWIRL, INC.	NEVADA
U-SWIRL INTERNATIONAL, INC.	NEVADA
ASPEN LEAF YOGURT, LLC	COLORADO

(1)	Rocky Mountain Chocolate Factory, Inc. owns a 60% controlling interest in U-Swirl, Inc. and controls a majority of the board of directors of U-Swirl, Inc.
(2)	U-Swirl International, Inc. is a wholly-owned subsidiary of U-Swirl, Inc.